Exhibit 99.2

16 November 2005

THE MANAGER

COMPANY ANNOUNCEMENT OFFICE

THE AUSTRALIAN STOCK EXCHANGE LIMITED

3  Pages in Total

Dear Sir

ANNUAL GENERAL MEETING

CHEMGENEX PHARMACEUTICALS LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.  In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

RESOLUTION 1 – Adoption of Remuneration Report

☒	Votes where the proxy directed to vote ‘for’ the motion	67,120,005
☐	Votes where the proxy was directed to vote ‘against’ the motion	84,157
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		8,900

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

RESOLUTION 2 – Election of Mr Patrick Owen Burns

☒	Votes where the proxy directed to vote ‘for’ the motion	66,652,760
☐	Votes where the proxy was directed to vote ‘against’ the motion	554,362
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		5,940

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

RESOLUTION 3 – Election of Mr Peter Bradfield

☒	Votes where the proxy directed to vote ‘for’ the motion	67,203,122
☐	Votes where the proxy was directed to vote ‘against’ the motion	4,200
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		5,740

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

RESOLUTION 4 – Re-election of Mr Kevin Dart

☒	Votes where the proxy directed to vote ‘for’ the motion	43,145,233
☐	Votes where the proxy was directed to vote ‘against’ the motion	552,002
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		23,515,827

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

RESOLUTION 5 – Ratification and approval of previous allotment of shares

☒	Votes where the proxy directed to vote ‘for’ the motion	67,129,950
☐	Votes where the proxy was directed to vote ‘against’ the motion	70,447
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		12,665

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

RESOLUTION 6 – Approval of allotment of shares

☒	Votes where the proxy directed to vote ‘for’ the motion	67,076,475
☐	Votes where the proxy was directed to vote ‘against’ the motion	90,987
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		45,600

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

RESOLUTION 7 – Ratification and Approval of Director’s Fees

☒	Votes where the proxy directed to vote ‘for’ the motion	43,529,789
☐	Votes where the proxy was directed to vote ‘against’ the motion	170,672
☐	Votes where the proxy may exercise a discretion how to vote	0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		23,512,601

The results of voting on the motion is as follows:

The motion was carried on a show of hands unanimously as an ordinary resolution.

Dated this 16th day of November 2005

Steven Cole
Company Secretary